Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Wenzhou Weijia Pipeline Development Co., Ltd.	People’s Republic of China

Zhejiang Zhengkang Industrial Co. Ltd.	People’s Republic of China

Wenzhou Zhengfeng Industry and Trade Co. Ltd.	People’s Republic of China

xSigma Collectible Limited	British Virgin Islands

xSigma Corporation	British Virgin Islands

xSigma Entertainment Limited	British Virgin Islands

xSigma Trading, LLC	Delaware

ZK International Uganda Limited	The Republic of Uganda

ZK Pipe Industry Co. Ltd.	Hong Kong SAR